Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

September 5, 2019

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Bartz:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 227 (“PEA 227”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 228 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on June 28, 2019, with respect to the Grandeur Peak Global Contrarian Fund, a new series of the Registrant (the “Fund”).

In connection with this response letter, and on or around September 11, 2019, the Registrant anticipates filing, pursuant to Rule 485(b), post-effective amendment No. 231 to the Registrant’s registration statement under the 1933 Act (“PEA 231”), which is expected to include (i) changes to PEA 227 in response to the Staff’s comments, (ii) certain other non-material information; and (iii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided August 12, 2019 to PEA 227, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 227.

U.S. Securities and Exchange Commission

Division of Investment Management

September 5, 2019

Staff Comments:

1.	Staff Comment: As this is a new series of the Registrant, please ensure that a new legality of shares opinion is filed with the 485(b) post-effective amendment for this Fund.

[ ] Registrant’s Response: Comment complied with. A new opinion of counsel with respect to legality of the Fund’s shares will be enclosed as an exhibit to PEA 231.

2.	Staff Comment: Please provide a completed fees and expenses table, as well as expense examples, in EDGAR correspondence as soon as possible prior to the filing of the 485(b) post-effective amendment.

[ ] Registrant’s Response: Comment complied with. Please see Exhibit A hereto.

3.	Staff Comment: With regard to the fee waiver/reimbursement agreement described in the footnotes to the fees and expenses table for the Fund, please enclose the agreement as an exhibit to the registration statement.

[ ] Registrant’s Response: Comment complied with. The executed fee waiver/reimbursement agreement will be enclosed as an exhibit to PEA 231. The form of such agreement is enclosed hereto as Exhibit B.

4.	Staff Comment: In the second paragraph of the Fund’s Principal Investment Strategies, the Registrant states that the Fund “will invest a significant portion of its total assets. . . in securities issued by companies that are domiciled outside the United States.” Please change this description to refer to companies “domiciled in multiple countries outside the United States.”

[ ] Registrant’s Response: Comment complied with. The sentence in question has been revised to state that “the Fund will invest a significant portion of its total assets (at least 40% under normal market conditions) at the time of purchase in securities issued by companies that are domiciled in multiple countries outside the United States.”

5.	Staff Comment: In the Fund’s Principal Investment Strategies, the Registrant also states that for the Fund, domicile “is determined by where the company is organized, located, has the majority of its assets, or receives the majority of its revenue.” Please explain supplementally in correspondence how being organized or located in a country results in an issuer being economically tied to that country.

[ ] Registrant’s Response: The Registrant understands that although the Fund’s adviser generally looks to ascertain where an issuer derives a majority of its revenues or has a majority of its assets, determining whether an issuer is economically tied to a country based solely on those criteria is an increasingly complex assessment given the transnational nature of many companies’ operations. As a consequence, the Fund’s adviser also looks to where an issuer is organized or located, since that location likely also determines the nature of the issuer’s tax obligations. In the adviser’s view, an undertaking to pay taxes in a particular country or jurisdiction can be an indicator of the issuer’s economic ties to that country or jurisdiction.

U.S. Securities and Exchange Commission

Division of Investment Management

September 5, 2019

6.	Staff Comment: The Fund’s Principal Investment Strategies disclosure states that the Fund “may invest a significant percentage of its assets in a few sectors or regions.” If the Fund will have a significant investment in a particular sector or region, disclose that sector or region and provide corresponding disclosure.

[ ] Registrant’s Response: Comment complied with. Based on discussions with the Fund’s adviser, the Registrant understands that the Fund does not expect to have a significant investment in a particular region or sector as part of its principal investment strategies, and that the Fund will continually look globally and across sectors for potential investments that are consistent with those investment strategies.

7.	Staff Comment: The Fund has included disclosure for “Micro-, Small-, and Mid-Cap Company Stock Risk.” Since up to 90% of the Fund’s total assets may be invested in micro-cap companies, provide separate micro-cap risk disclosure and consider making that risk more prominent in placement.

[ ] Registrant’s Response: Comment complied with. The Registrant has included the following additional risk disclosure in PEA 231 and has revised the existing risk disclosure to refer to small- and mid-Cap companies:

“Micro-Cap Company Risk. The securities of micro-cap companies may be particularly volatile in price, and such securities have significantly lower trading volumes than small- or mid-cap companies. As a result, the purchase or sale of more than a limited number of shares may affect its market price. The Fund may need more time to purchase or sell its positions in such securities. Some micro-cap companies may not have much publicly available information relative to larger companies. Micro-cap companies may also have limited markets, financial resources or product lines, may lack management depth, and may be more vulnerable to adverse business or market developments.”

* * * * *

U.S. Securities and Exchange Commission

Division of Investment Management

September 5, 2019

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Karen Gilomen
Karen Gilomen
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

U.S. Securities and Exchange Commission

Division of Investment Management

September 5, 2019

Exhibit A

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Institutional Shares
Redemption Fee (as a percentage of or amount redeemed within 60 days of purchase)	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Distribution and service (12b-1) fees	0.00%
Other Expenses*	0.90%
Total Annual Fund Operating Expenses	1.90%
Fee Waiver and Expense Reimbursement**	(0.55%)
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	1.35%

*	Other expenses are based on estimated amounts for the Fund’s first fiscal year.
**	Grandeur Peak Global Advisors, LLC (the “Adviser”), has agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement (excluding acquired fund fees and expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses) to 1.35% of the Fund’s average daily net assets for the Fund’s Institutional Class Shares. This agreement (the “Expense Agreement”) is in effect through August 31, 2021. The Adviser will be permitted to recapture expenses it has borne through the Expense Agreement to the extent that the Fund’s expenses in later periods fall below annual rates set forth in the Expense Agreement or in previous letter agreements; provided, however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture. Notwithstanding the foregoing, the Fund will not be obligated to pay any such deferred fees and expenses more than three years after the date on which the fee and expenses were deferred. The Expense Agreement may not be terminated or modified prior to August 31, 2021 except with the approval of the Fund’s Board of Trustees.

EXAMPLE

This example helps you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. This example reflects the net operating expenses with expense waivers through the current term of the Expense Agreement, which ends on August 31, 2021. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your cost would be:	1 Year	3 Years
Institutional Shares	$137	$487

U.S. Securities and Exchange Commission

Division of Investment Management

September 5, 2019

Exhibit B

Form of Waiver and Expense Reimbursement Agreement

FEE WAIVER LETTER

GRANDEUR PEAK GLOBAL ADVISORS, LLC

136 S. Main Street, Suite 720

Salt Lake City, UT 84101

September 12, 2019

Mr. Bradley J. Swenson, President

Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO 80203

Re:	Expense Limitation Letter Agreement

Dear Mr. Swenson:

This expense limitation letter agreement (the “Letter Agreement”) confirms the agreement of Grandeur Peak Global Advisors, LLC (the “Adviser”) with the Financial Investors Trust (the “Trust”) to contractually limit the total amount of the “Management Fees” and “Other Expenses” that it is entitled to receive from the Grandeur Peak Global Contrarian Fund (the “Fund”), a series of the Trust.

With respect to the Fund’s Institutional Class shares, to the extent the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A), after such expense reimbursement and/or fee waiver (exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, taxes, and extraordinary expenses) exceed 1.35% of the Fund’s average daily net assets, the Adviser will reduce the Management Fee payable to the Adviser with respect to the Fund to the extent of such excess, and/or shall reimburse the Fund (or Class as applicable) by the amount of such excess. The waiver or reimbursement shall be allocated to each Class of the Fund in the same manner as the underlying expenses or fees were allocated.

The Adviser further agrees that such fee waivers and reimbursements for the Fund are effective as of September 12, 2019 and shall continue at least through August 31, 2021, with respect to the Fund.

The Adviser will be permitted to recapture, on a Class-by-Class basis, expenses it has borne through the Letter Agreement to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in the Letter Agreement; provided, however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture. Notwithstanding the foregoing, the Fund will not be obligated to pay any such deferred fees and expenses more than three years after the date on which the fee and expenses were deferred, as calculated on a monthly basis.

GRANDEUR PEAK GLOBAL ADVISORS, LLC

By:
Name: Eric Huefner
Title: President

Acknowledge and accepted by:

FINANCIAL INVESTORS TRUST,
on behalf of the Fund

By:
Name: Bradley J. Swenson
Title: President

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